Exhibit 99.1

Wetour Robotics Board Defers Previously Authorized Share Consolidation; The Company to Concentrate on Acceleration of Orchestra Physical AI Commercial Execution

Decision Reflects the Company’s Confidence in Orchestra’s Continued Commercial and Operational Momentum

Austin, TX, May 26, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO), a Physical AI infrastructure and wearable robotics company, today announced that its board of directors (the “Board”) has determined that the previously authorized share consolidation, which was originally expected to become effective on June 2, 2026 at a ratio of one for ten, will not proceed at this time. In connection with this determination, the Company will concentrate its capital and operational resources on the accelerated execution of its Orchestra Physical AI operating system and edge AI commercial roadmap ahead of the inaugural Orchestra launch event scheduled for May 28, 2026 in Austin, Texas.

The shareholder authorization granted at the Company’s extraordinary general meeting on February 27, 2026, which authorizes a share consolidation at a ratio within a range of not less than 1:2 and not greater than 1:100, remains in full force and effect. The Board may exercise this authorization at such time and on such terms as it considers appropriate.

“With the inaugural Orchestra launch just two days away, our conclusion is that capital and resources belong with execution — on the Physical AI operating system, the edge AI roadmap, the developer ecosystem, the partnerships,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “The shareholder-approved authorization remains in place and may be exercised by the Board if and when conditions make it the right step for the Company. Right now, the right step is to deliver on Orchestra commercial execution.”

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company developing Orchestra — a portable AI hub and operating system. Orchestra’s sensory modules include VisionLink (computer vision), Conductor (sEMG-based neural gesture recognition), and Spatial Intent Fusion (pointing direction coordinated with neural gesture input). Headquartered in Austin, Texas. Visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “confidence,” “momentum,” “concentrate,” “accelerate,” “defer,” “intends to,” “may,” “will,” and similar expressions identify forward-looking statements. Risks and uncertainties include without limitation: the Company’s ability to regain and maintain compliance with Nasdaq Listing Rule 5550(a)(2) minimum bid price requirement by the June 29, 2026 compliance deadline previously disclosed by the Company; the timing, success, and market reception of the May 28, 2026 inaugural Orchestra launch event; the Company’s ability to execute its Orchestra Physical AI operating system and commercial roadmap; the timing, ratio, and ultimate implementation (if any) of a future share consolidation; and other risks described in the Company’s filings with the Securities and Exchange Commission. There can be no assurance that the Company will regain Nasdaq compliance within the deadline or without further actions, including a future share consolidation. Actual results may differ materially. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact

Annabelle Li

ir.annabelle@webus.vip